UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company Taxpayers’ ID No. 60.746.948/0001-12

Notice to the Market

     Banco Bradesco S.A. (Bradesco or Company) informs the market and its shareholders that Central Bank of Brazil approved the name of Mr. Wilson Antonio Salmeron Gutierrez, appointed by the Company’s Board of Directors on January 20, 2017 to compose the Bradesco Organization’s Audit Committee. Undergraduated in Economic Sciences from Pontifícia Universidade Católica de São Paulo, he holds graduation degree “Lato Sensu” in Inspection Assessment from Fundação Escola de Comércio Álvares Penteado and he is Technician in Accounting. He was Technology and Human Resources Officer at Unibanco - União de Bancos Brasileiros S.A.; Technical Officer of Febraban - Federação Brasileira de Bancos; Member of the Technical Council of the Cash Custody MECIR – Meio Circulante –Central Bank of Brazil; Delegate Member of the Deliberative Council of SEBRAE – SP; Vice President of the Certification Council of Fundação Carlos Alberto Vanzolini; representative of Brazil and of FEBRABAN at PSD-LA - Private Sector Dialogue -Latin America, which deals with matters relating to the prevention of fraud and money laundering; Member of the Financial and Business Administrators Committee of FELABAN - Federação Latino-Americana de Bancos. He was also Member of the Trustee Council of the Social Development Fund of the Federal Government and of the Technical Group of Permanent Support; of Member of the Financial Instruments Trading Council and the Regulation and Best Practices Council for the Activity of Distribution of Retail Investment Products, both of ANBIMA – Associação Brasileira das Entidades do Mercado Financeiro e de Capitais. Partner owner of WROS - Consultoria e Participações S/S Ltda.

     Consequently, the Bradesco Organization’s Audit Committee, with term of officer until the 1st Meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting of 2017, is now composed as follows:

Milton Matsumoto	- Coordinator
Osvaldo Watanabe	- Member
Wilson Antonio Salmeron Gutierrez	- Member
Paulo Roberto Simões da Cunha	- Member (financial expert)

Cidade de Deus, Osasco, SP, March 2, 2017

Banco Bradesco S.A.

Alexandre da Silva Glüher
Executive Vice President and
Investor Relations Officer

Should you have any questions or require further information, please contact:
Mr. Carlos Wagner Firetti, phone 55 11 2194-0921, e-mail: carlos.firetti@bradesco.com.br;
Mrs. Ivani Benazzi de Andrade, phone 55 11 2194-0924, e-mail: ivani.andrade@bradesco.com.br; or
Mr. Carlos Tsuyoshi Yamashita, phone 55 11 2194-0920, e-mail: carlos.yamashita@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 2, 2017

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.